                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                             VendingData Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92261Q 20 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 18, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.                          92261Q 20 2                 PAGE 2 OF 6 PAGES
------------------- ---------------------------------- -------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Steven J. Blad
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)                                                       [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
----------------------- ------- ------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                        1,091,020 shares
     BENEFICIALLY       ------- ------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH                         244 shares
      REPORTING         ------- ------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                         1,091,020 shares
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                      244 shares
----------------------- ------- ------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,091,264 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.46%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 3 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated January 9, 2001 (the "Schedule 13D"), the Amendment No. 1 dated August 13, 2001 (the "First Amendment"), and the Amendment No. 2 dated November 20, 2001 (the "Second Amendment") of Steven J. Blad with respect to his beneficial ownership of the common stock $.001 par value (the "Common Stock"), of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D or the First or Second Amendment.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 3 is to report Mr. Blad's beneficial ownership of Common Stock, including the June 1, 2003 expiration of options to purchase 20,000 shares of Common Stock and the Company's June 18, 2003, grant of stock options to Mr. Blad to purchase 500,000 shares of Common Stock. The Company granted this option in connection with a second extension of Mr. Blad's employment agreement, which extends the term of Mr. Blad's employment with the Company, through December 31, 2009. Of the 500,000 options granted, 100,000 vested on June 18, 2003; 80,000 will vest on December 31, 2005; 80,000 will vest on December 31, 2006; 80,000 will vest on December 31, 2007; 80,000 will vest on December 31, 2008; and 80,000 will vest on December 31, 2009 . These options expire five years after the date on which they vest.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         A-B. AGGREGATE BENEFICIAL OWNERSHIP.

                                              PRESENTLY OWNED       PERCENTAGE
                                             -----------------------------------
             Sole Voting Power                     1,091,020            12.45%

             Shared Voting Power                         244             0.00%

             Sole Dispositive Power                1,091,020            12.45%

             Shared Dispositive Power                    244             0.00%
                                             -----------------------------------
             Total Beneficial Ownership            1,092,264            12.46%

         The sole voting and dispositive power of Steven J. Blad consists of 35,020 shares of the Company's common stock owned by Mr. Blad and 1,056,000 shares issuable to Mr. Blad upon exercise of certain options. The shares of the Company's common stock held by Mr. Blad may be subject to applicable community property laws.

         The shared voting and dispositive power of Steven J. Blad consists of 244 shares owned by Mr. Blad's spouse.

         The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the number of shares of the Company's common stock outstanding as of June 18, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Second Amendment to Employment Agreement of Steven J. Blad, whereby the Company granted to Mr. Blad options to purchase 500,000 shares of Common Stock, is attached as Exhibit "A".

                                       3
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                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     STEVEN J. BLAD,
                                            an individual
Dated:         June 20, 2003         By:  /s/ Stacie L. Brown
                                          --------------------------------------
                                          Stacie L. Brown, Attorney-in-Fact for
                                          Steven J. Blad, an individual

                                       4
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                                                                       Exhibit A


SECOND AMENDMENT TO EMPLOYMENT AGREEMENT OF STEVEN J. BLAD
----------------------------------------------------------

         This SECOND AMENDMENT TO EMPLOYMENT AGREEMENT OF STEVEN J. BLAD (the "Second Amendment") is entered into this 18th day of June, 2003 (the "Effective Date"), by and between VendingData Corporation, a Nevada corporation (the "Company") and Steven J. Blad (the "Employee").

         WHEREAS, the parties entered into an Employment Agreement of Steven J. Blad dated August 10, 1999, which became effective on January 1, 2000 (the "Agreement"); and

         WHEREAS, the parties entered into a First Amendment to Employment Agreement of Steven J. Blad dated November 20, 2001 (the "First Amendment"); and

         WHEREAS, the First Amendment extended the duration of the Employee's employment with the Company through and including December 31, 2004 (the "First Extended Term"); and

         WHEREAS, the parties desire that the Employee remain in the Company's employ as its President and Chief Executive Officer for a period beyond the First Extended Term.

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. THE SECOND EXTENDED TERM. The term of the Agreement, as extended by the First Extended Term, is hereby further extended through and including December 31, 2009 (the "Second Extended Term").

2. RELATED PRODUCTS. Employee acknowledges his obligations not to compete with the Company, as set forth in Section 7 of the Agreement. In addition to the limitations placed upon Employee by Section 7 of the Agreement, Employee agrees to present to the Company, for its use and benefit, any gaming, gaming-related or vending machine-related products and/or product ideas of which Employee may become aware during the term of the First Extended Term or the Second Extended Term. Such products and/or product ideas include, but are not limited to, chip washing machines, table game management systems, and vending machine monitoring systems.

3. GRANT OF STOCK OPTIONS. In consideration of the Employee's agreement to remain in the employ of the Company as its President and Chief Executive Officer through the Second Extended Term, as of the Effective Date, the Company hereby grants to Employee stock options to purchase Five Hundred Thousand (500,000) shares (the "Shares") of the Company's common stock at two dollars and fifty cents ($2.50) per share. The stock options shall vest as follows:

         (a) On the Effective Date, stock options to purchase One Hundred Thousand (100,000) Shares shall vest.

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         (b)      On December 31, 2005, and provided that the Employee is still employed with the Company, stock options to purchase Eighty Thousand (80,000) Shares shall vest.

         (c) On December 31, 2006, and provided that the Employee is still employed with the Company, stock options to purchase Eighty Thousand (80,000) Shares shall vest.

         (d) On December 31, 2007, and provided that the Employee is still employed with the Company, stock options to purchase Eighty Thousand (80,000) Shares shall vest.

         (e) On December 31, 2008, and provided that the Employee is still employed with the Company, stock options to purchase Eighty Thousand (80,000) Shares shall vest.

         (f) On December 31, 2009, and provided that the Employee is still employed with the Company, stock options to purchase Eighty Thousand (80,000) Shares shall vest.

4. BASE SALARY. During the Second Extended Term, the Employee's base salary shall be not less than Two Hundred Eighty-Two Thousand Dollars ($282,000.00).

5. NO FURTHER MODIFICATIONS. Except as modified herein, the terms of the Agreement and First Amendment remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date and year first above written.

VendingData Corporation

By:        /s/ James E. Crabbe
   -------------------------------------------------------------
      James E. Crabbe
      Chairman of the Board

         /s/ Steven J. Blad
-------------------------------
Steven J. Blad

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